BGIN BLOCKCHAIN LIMITED

September 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Attention:	John Dana Brown Sandra Hunter Berkheimer Kate Tillan Mark Brunhofer

Re: BGIN BLOCKCHAIN LIMITED

Registration Statement on Form F-1

Filed August 1, 2025

File NO. 333-285108

Ladies and Gentlemen:

BGIN BLOCKCHAIN LIMITED (the “Company,” “we,” “us,” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 28, 2025 regarding the above-referenced Registration Statement on Form F-1 filed by the Company on August 1, 2025. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amended Registration Statement on Form F-1 (“Amendment No. 5 to Registration Statement on Form F-1”) is being filed by the Company to accompany this response letter.

Amendment No. 4 to Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Comparison of the Fiscal Years ended December 31, 2024 and December 31, 2023, page 93

1.	In your mining revenue discussion on page 93 you disclose that you owned 46,989 mining machines at December 31, 2024, of which 37,864 units were in operation and 9,125 units were idle and not operating. On page 94, you disclose that on average you deployed 13,241 mining machines during the year ended December 31, 2024. On page 127, you disclose that on the date of your prospectus you owned 70,739 mining machines with only 23,016 units in operation and 47,723 units not operating. Please address the following:

●	Tell us why mining machines in operation declined from December 31, 2024 to the date of your prospectus and why units not in operation have increased over the same period.

Response: We respectfully advise the Staff that subsequent to December 31, 2024, the Company added an additional 25,000 units of KS5M mining machines, designed for mining KASPA coins (“KAS”), which resulted in a significant increase in the number of KS5M units owned. However, from December 31, 2024 to the date of this response letter the per unit price of KAS declined from US$0.1165 to US$0.0823. This material decrease in the market price of KAS adversely affected the profitability of our mining operations. In order to optimize overall mining efficiency and profitability, the Company strategically reduced the number of mining machines in operation during this period. In response to the Staff’s comment, we included disclosure relating to the decrease in the number of mining machines in operation since December 31, 2024 and the reasons for such decrease under “Prospectus Summary — Recent Development — Unaudited Preliminary Financial Results for the Six Months Ended June 30, 2025” on pages 3 to 5 of Amendment No. 5 to Registration Statement on Form F-1.

●	Tell us whether or not the decline in mining machines in operation and the increase in units not in operations are indicative of trends.

Response: We respectfully advise the Staff that the decline in mining machines in operation and the increase in units not in operations are material recent trends since the latest financial year. In response to the Staff’s comment, we provided additional disclosure regarding the effect of such recent trends on our operating results in the current financial year under “Prospectus Summary — Recent Development — Unaudited Preliminary Financial Results for the Six Months Ended June 30, 2025” on pages 3 to 5 of Amendment No. 5 to Registration Statement on Form F-1 and potential continued impact on our future results under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Factors Affecting Our Results of Operations — Volatility in market price of cryptocurrencies” on page 96 of Amendment No. 5 to Registration Statement on Form F-1.

●	Tell us your consideration for disclosing the cause of the decline and the impact on future results or tell us where you made this disclosure in your filing.

Response: We respectfully advise the Staff that from December 31, 2024 to the date of this response letter, the price of KAS decreased from US$0.1165 to US$0.0823. This decline in price of KAS led to a reduction in the number of mining machines placed in operation, which in turn affected both our mining revenue and our mining machine sales. In response to the Staff’s comment, we included additional disclosure under “Prospectus Summary — Recent Development — Unaudited Preliminary Financial Results for the Six Months Ended June 30, 2025” on pages 3 to 5 of Amendment No. 5 to Registration Statement on Form F-1 to discuss the cause of the decline and its impact on our financial results for the six months ended June 30, 2025, and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Factors Affecting Our Results of Operations — Volatility in market price of cryptocurrencies” on page 96 of Amendment No. 5 to Registration Statement on Form F-1 to disclose its potential impact to our future results.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li, Esq. at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Pengju Wang
Pengju Wang
Co-Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC